Exhibit 1a
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Pension Committee
Mettler-Toledo, LLC Enhanced Retirement Savings Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-31636) on Form S-8 of the Mettler-Toledo International, Inc. of our report dated June 28, 2022, with respect to the statements of net assets available for benefits (modified cash basis) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits (modified cash basis) for the years ended December 31, 2021 and 2020, and the related supplemental schedule as of December 31, 2021, which report appears in the annual report on Form 11-K of the Mettler-Toledo, LLC Enhanced Retirement Savings Plan for the year ended December 31, 2021.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio
June 28, 2022